ARISTOTLE FUNDS SERIES TRUST
11100 Santa Monica Blvd., Suite 1700
Los Angeles, CA 90025
February 18, 2026

Ashley Vroman-Lee
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Aristotle Funds Series Trust (the “Trust”)
File Nos.: 333-269217 and 811-23850
Dear Ms. Vroman-Lee:
This correspondence responds to the comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Trust’s Post-Effective Amendment No. 19 to its registration statement on Form N-1A filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 20 under the Investment Company Act of 1940, as amended (the “1940 Act”), on December 16, 2025 (the “Amendment”) for the purpose of adding one new series: Aristotle Pacific EXclusive Fund Series C (the “Fund”). For your convenience, the Staff’s comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

General

Comment 1:
Will the Fund invest significantly greater than 15% in investments with limited liquidity? If so, please explain supplementally how the fund determined that its investment strategy is appropriate for an open-end structure. See Investment Company Liquidity Risk Management Programs, Investment Company Act Release No. 32315 (Oct. 13, 2016) (“Adopting Release”). Please also supplementally explain the Fund’s plan to manage liquidity under 22e-4 given the Fund’s strategy.

Response 1:
The Trust understands that Section 22(e) under the 1940 Act requires the Fund to honor redemption requests within seven days after tender of shares for redemption, and therefore that the Fund must maintain sufficient liquidity to meet redemption requests. Aristotle Investment Services, LLC (“AIS” or the “Adviser”), as administrator of the Fund’s Liquidity Risk Management Program (the “Program”), along with Aristotle Pacific Capital, LLC (the “Sub-Adviser”) have evaluated the liquidity of the asset classes in which the Fund will invest and believes the Fund’s investment strategies are appropriate for an open-end fund structure.

Rule 22e-4 under the 1940 Act requires that an investment company registered, or required to be registered, under the 1940 Act adopt and implement a written liquidity risk management program that is reasonably designed to assess and manage its liquidity risk.[1] The Adopting Release notes that Rule 22e-4 does not prescribe any specific factors that a fund is required to consider in classifying and reviewing the liquidity of its investments,[2] only that a fund consider “‘relevant market, trading, and investment-specific considerations’ in classifying and reviewing its portfolio investments’ liquidity.”[3]

The Trust has adopted a robust liquidity risk management program and related policies and procedures that provide for assessing the liquidity of the Fund’s investments and which includes procedures for monitoring compliance with the 15% restriction relating to illiquid securities. AIS will conduct an initial assessment of the Fund’s liquidity risk in connection with the Program’s implementation with respect to the Fund before it commences operations, as contemplated by Rule 22e-4. The Fund may, at times, hold certain below investment grade securities and illiquid investments (as defined in Rule 22e-4(a)(8)). As a general matter, we do not believe that a below investment grade credit rating automatically confers “illiquid” status on fixed income securities, but rather is one factor to consider in assessing liquidity. The liquidity risk assessment for the Fund included consideration of the liquidity risk factors described in the adopting release for Rule 22e-4, as applicable. In its assessment for the Fund, AIS took into consideration, among other things: the Fund’s investment strategy and liquidity of portfolio investments during both normal and reasonably foreseeable stressed conditions; short-term and long-term cash flow projections in the Fund during both normal and reasonably foreseeable stressed conditions; the Fund’s anticipated ability to meet redemption requests; the likelihood of concentrated ownership positions in Fund shares; the liquidity classifications of the Fund’s anticipated holdings, including cash and cash equivalents and illiquid investments; and the Fund’s anticipated use of derivatives (including related counterparty exposure). Since the Fund has not commenced investment operations, it does not currently have any portfolio holdings. The Fund expects, however, to classify its investments in accordance with the Program when the Fund commences investment operations. AIS will conduct ongoing annual reviews of the Fund’s liquidity risk, as well as monthly reviews of certain liquidity-related metrics, as contemplated by Rule 22e-4. In addition, although the Fund’s Adviser and Sub-Adviser expect the Fund to typically meet redemption requests by using holdings of cash or cash equivalents and/or proceeds from the sale of portfolio holdings, the Fund also reserves the right to distribute redemption proceeds in-kind (instead of cash), access a line of credit, or borrow through other sources to meet redemption requests.

[1] 17 C.F.R. § 270. 22e-4(b). [2] See Release at 154. [3] Release at 154-5.

Prospectus

Comment 2:
The Staff notes that the Fund discloses that the “The Fund seeks to invest in CLO securities that the Sub-Adviser believes have the potential to generate attractive risk-adjusted returns.” In disclosure, please disclose in plain English what “risk-adjusted returns” and the term “attractive” means in this context.

Response 2:
The Trust respectfully declines to make the requested changes. The Trust believes that the use of the term “attractive” is universally understood in this context to mean “positive,” “strong,” and “robust.” As a result, additional information to clarify the meaning of “attractive risk-adjusted returns,” is not necessary and consistent with how other SEC registrants have used such terminology.[4] Moreover, the Trust believes that the Principal Investment Strategies discussion in the Registration Statement sufficiently discloses how the Fund will seek to achieve “attractive risk-adjusted returns”, and the type of investment opportunities it considers attractive.

Comment 3:	With respect to the disclosure that “the Fund will focus its investments in the mezzanine tranches of CLOs”, please clarify what “will focus” includes.

Response 3:
Under normal market conditions, the Sub-Adviser will focus on allocating the Fund’s assets to mezzanine tranches of CLOs, while retaining flexibility to invest in other tranches or related instruments as market conditions, relative value, liquidity, or risk management considerations warrant. The Fund’s focus on mezzanine tranches of CLOs is intended to describe the primary area of investment emphasis rather than a strict investment limitation.

Comment 4:	Please clarify whether there will be any limitation on investments in lower tranches of CLOs and other structured debt instruments that the Fund may hold in its portfolio.

Response 4:
While the Fund will generally emphasize investments in the lower tranches of a CLO’s capital structure, there is no stated percentage limitation on the Fund’s ability to invest in such tranches and may also invest in the senior tranches or subordinated tranches of CLOs and other structured debt instruments. The Fund may invest in any such instruments when the Sub-Adviser believes they offer attractive risk adjusted return opportunities, based on then current market conditions, subject to the Fund’s investment policies, investment objective, risk management framework, liquidity considerations, and applicable diversification and regulatory requirements.

[4] See, e.g., the use of the terms term “attractive risk adjusted return” in the registration statement on Form N-2 of Constitution Capital Access Fund, LLC (File Nos. 333-286895 and 811-23787) as filed with the Commission on June 30, 2025; the use of the term “attractive risk adjusted return” in the registration statement on Form N-2 of John Hancock CQS Asset Backed Securities Fund (File Nos. 333-282489 and 811-24007) as filed with the Commission on December 30, 2024; the use of the terms “attractive risk-adjusted total returns” and “compelling risk-adjusted return” in the registration statement on Form N-2 of GoldenTree Opportunistic Credit Fund (File Nos. 333-284624 and 811-24046) as filed with the Commission on June 10, 2025; and the use of the term “attractive risk-adjusted return” in the registration statement on Form N-2 of Monroe Capital Enhanced Corporate Lending Fund (File No. 333-290835) as filed with the Commission on December 2, 2025.

Comment 5:
The Staff notes that the risk factor “Collateralized Loan Obligations Risk” includes a reference to “CLO Equity” but that the term is not defined in the registration statement. Please define or revise.

Response 5:
The Trust has revised the disclosure to clarify that the Fund may, as part of its principal investment strategy, invest in CLO equity and debt tranches that are rated below investment grade or the equivalent if unrated. The Trust will define "CLO Equity" in the Fund’s prospectus as “the most junior ownership tranche of a CLO structure that represents a residual claim on the cash flows generated by a diversified pool of leveraged loans, after all senior debt tranches and expenses have been paid.”

Comment 6:	The Staff notes the Fund includes Sector Focus Risk. Please disclose the sectors, if known, that the Fund will invest in.

Response 6:
The Fund does not intend to principally invest in any specific enumerated sectors. The Fund may, however, ultimately be principally invested in one or more sectors at any given time as a result of the Sub-Adviser’s implementation of its investment strategy, but these sectors are not known in advance. The Trust, therefore, has not updated its disclosure in this regard.

SAI

Comment 7:	The Staff notes the Fund includes Warehousing Risk, but that warehousing is not discussed as a principal strategy. If the Fund intends to invest in such investments, please disclose.

Response 7:	The Trust confirms that it will make the requested change.

We believe that this submission fully responds to your comments. If you have any questions regarding the above response, please do not hesitate to contact Rachel Spearo of U.S. Bank Global Fund Services, the Trust’s sub-administrator, at (414) 516-1692 or rachel.spearo@usbank.com.
Sincerely,

/s/ Thomas J. Fuccillo
Thomas J. Fuccillo
Chief Legal Officer

cc:     J.G. Lallande, Esq.
    Carl Gee, Esq.
    Rachael Schwartz, Esq.